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Exhibit 12.1

Statement Re:
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2004
Income (loss) before provision (benefit) for income taxes, equity in net loss of unconsolidated affiliate and cumulative effect of change in accounting principle	$(17,553)	$(9,661)	$5,247	$(106,813)	$(113,381)	$(26,188)
Fixed charges	220	204	4,865	9,392	12,061	3,714

Income (loss) as adjusted	$(17,333)	$(9,457)	$10,112	$(97,421)	$(101,320)	$(22,474)

Fixed charges:
Interest expense	$8	$3	$3	$4,615	$11,777	$3,635
Interest portion of rent expense	212	201	201	250	284	79

Total fixed charges	$220	$204	$204	$4,865	$12,061	$3,714

Deficiency of earnings available to cover fixed charges	$(17,553)	$(9,661)	$—	$(106,813)	$(113,381)	$(26,188)
Ratio of earnings to fixed changes	—	—	2.08	—	—	—

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Statement Re: Computation of Ratio of Earnings to Fixed Charges (Dollars in thousands)